UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Granite City Food & Brewery Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38724Q 10 7

(CUSIP Number)

Steven J. Wagenheim
5831 Cedar Lake Road
St. Louis Park, Minnesota 55416
(952) 525-2070

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38724Q 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brewing Ventures LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,662,500

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,662,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,662,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.9%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William E. Burdick

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,500**

	8.	Shared Voting Power 1,662,500

	9.	Sole Dispositive Power 41,500**

	10.	Shared Dispositive Power 1,662,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,704,000***

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.3%

14.	Type of Reporting Person (See Instructions) IN

**           Represents shares purchasable pursuant to the exercise of options.

***         Includes 41,500 shares purchasable pursuant to the exercise of options.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven J. Wagenheim

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 72,500**

	8.	Shared Voting Power 1,913,763***

	9.	Sole Dispositive Power 72,500**

	10.	Shared Dispositive Power 1,913,763***

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,986,263****

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.2%

14.	Type of Reporting Person (See Instructions) IN

**           Represents shares purchasable pursuant to the exercise of options.

***         Includes 130,053 shares purchasable pursuant to the exercise of Class A Warrants.

****       Includes 130,053 shares purchasable pursuant to the exercise of Class A Warrants and 72,500 shares purchasable pursuant to the exercise of options.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arthur E. Pew III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 282,051**

	8.	Shared Voting Power 1,662,500

	9.	Sole Dispositive Power 282,051**

	10.	Shared Dispositive Power 1,662,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,944,551**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.8%

14.	Type of Reporting Person (See Instructions) IN

**                                  Includes 104,581 shares purchasable pursuant to the exercise of Class A Warrants and 60,000 shares purchasable pursuant to the exercise of options.

Brewing Ventures LLC (the “Reporting Person”) hereby amends its statement on Schedule 13D (the “Schedule 13D”) originally filed with the SEC on June 6, 2000, and amended on June 13, 2000, August 7, 2001, January 15, 2002, October 4, 2002, and June 11, 2003, with respect to its beneficial ownership of shares of common stock, par value $0.01 per share (“Common Stock”), of Granite City Food & Brewery Ltd. (formerly Founders Food & Firkins Ltd.), a Minnesota corporation (the “Company”).  Item 6 of the Schedule 13D is hereby amended and Items 5 and 7 are hereby amended and restated.

Item 5.	Interest in Securities of the Issuer
(a)

As of the date hereof, the Reporting Person beneficially owned 1,662,500 shares of Common Stock, representing 19.9% of the class, assuming the conversion of all outstanding shares of Series A Convertible Preferred Stock.  As of the date hereof, William E. Burdick beneficially owned 1,704,000 shares of Common Stock, representing 20.3% of the class, assuming the conversion of all outstanding shares of Series A Convertible Preferred Stock.  Such number consists of (1) options to purchase 41,500 shares, and (2) 1,662,500 shares owned by the Reporting Person.  As of the date hereof, Steven J. Wagenheim beneficially owned 1,986,263 shares of Common Stock, representing 23.2% of the class, assuming the conversion of all outstanding shares of Series A Convertible Preferred Stock.  Such number consists of (1) options to purchase 72,500 shares, (2) 121,210 shares owned by New Brighton Ventures, Inc. (“NBV”), an entity 70% owned by Mr. Wagenheim, (3) Class A Warrants to purchase 130,053 shares owned by NBV, and (4) 1,662,500 shares owned by the Reporting Person.  As of the date hereof, Arthur E. Pew III beneficially owned 1,944,551 shares of Common Stock, representing 22.8% of the class, assuming the conversion of all outstanding shares of Series A Convertible Preferred Stock.  Such number consists of (1) 60,000 shares purchasable pursuant to the exercise of options, (2) 100 shares owned by Mr. Pew’s spouse, (3) Class A Warrants to purchase 107 shares owned by Mr. Pew’s spouse, (4) 400 shares owned by trusts for the benefit of Mr. Pew’s grandchildren, over which Mr. Pew is sole trustee, (5) Class A Warrants to purchase 429 shares owned by trusts for the benefit of Mr. Pew’s grandchildren, over which Mr. Pew is sole trustee, (6) 116,970 shares owned directly by Mr. Pew, (7) Class A Warrants to purchase 104,045 shares owned directly by Mr. Pew, and (8) 1,662,500 shares owned by the Reporting Person.

(b)

The Reporting Person has sole power to vote and to dispose of all of its shares.  Mr. Burdick has sole power to vote and to dispose of 41,500 shares and shared power to vote and to dispose of 1,662,500 shares (through his interest in the Reporting Person).  Mr. Wagenheim has sole power to vote and to dispose of 72,500 shares and shared power to vote and to dispose of 1,913,763 shares (251,263 through his interest in NBV and 1,662,500 through his interest in the Reporting Person).  Mr. Pew has sole power to vote and to dispose of 282,051 shares (281,015 directly, 207 through his spouse and 829 through trusts for benefit of his grandchildren) and shared power to vote and to dispose of 1,662,500 shares (through his interest in the Reporting Person).

	(c)	Not applicable.
(d)

The Reporting Person knows of no person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares reported herein, except that Mr. Pew has a security interest in the units purchased by NBV in the Company’s initial public offering.

	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On September 17, 2004, the Reporting Person, NBV and Brew Buddies, L.L.C. entered into a voting agreement with SF Capital Partners Ltd pursuant to which such shareholders agreed to vote their securities in favor of the securities issuance under the securities purchase agreement between the Issuer and the investors named as signatories thereto, dated September 17, 2004. The foregoing description is qualified in its entirety by reference to the voting agreement which appears as Exhibit 5 hereto.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1	Member Control Agreement of Brewing Ventures LLC, dated June 26, 1997.*
Exhibit 2	Amendment No. 1 to Member Control Agreement of Brewing Ventures LLC, dated August 15, 1997.*
Exhibit 3	Promissory Note in the principal amount of $300,000, issued by New Brighton Ventures, Inc., Maker, to Arthur E. Pew III, Payee, dated June 1, 2000.*
Exhibit 4	Voting Agreement by and between Brewing Ventures LLC and Brew Buddies, L.L.C., dated October 1, 2002.*
Exhibit 5	Voting Agreement by and between Brewing Ventures LLC, New Brighton Ventures, Inc., Brew Buddies, L.L.C. and SF Capital Partners, Ltd, dated September 17, 2004.

*              Previously filed.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2004	BREWING VENTURES LLC

/s/ Steven J. Wagenheim
Steven J. Wagenheim
Member

Dated: October 1, 2004	/s/ William E. Burdick
William E. Burdick

Dated: October 1, 2004	/s/ Steven J. Wagenheim
Steven J. Wagenheim

Dated: September 29, 2004	/s/ Arthur E. Pew III
Arthur E. Pew II